Exhibit 10.64

CHORDIANT SOFTWARE, INC.
2008 Vice President of ,Worldwide Sales Compensation Plan General Terms and Conditions

1.	Objectives of Plan.
A.	To provide compensation to the Vice President, Worldwide Sales for efforts which benefit and support the objectives of Chordiant Software, Inc. ("the Company" or "Chordiant").
B.	To encourage sales, to capitalize on sales opportunities, increase sales volume and improve our position in the market.
C.	To emphasize marketing strategies which conform to stated Company goals.
D.	To ensure the completion of required administrative responsibilities of sales personnel.

Objective of Individual:  Support the goals of Chordiant Software Inc. through selling efforts that meet or exceed individual Quota assignments.

2.	Effective Date/Amendment/Termination of Plan.

The effective date of this Plan is November 1, 2007 and it shall continue through September 30, 2008.  The 2008 Vice President, Worldwide Sales Compensation Plan General Terms and Conditions and the Quota Assignment and Commission Factors for Sales Personnel terms attached hereto together form the 2008 Vice President ,Worldwide Sales Compensation Plan (the “Plan”) and the Plan supersedes all prior sales compensation plans of the Company.  Commissions will be paid on license and first year maintenance on bookings accepted by the Company after November 1, 2007 in accordance with this Plan provided all other conditions of the Plan are met.  For the purposes of this Plan, a “booking” is a non-cancelable, non-refundable contractual payment commitment whereby the payment amount is fixed and determinable and not predicated on a subsequent event.  Any exceptions to this Plan require the written approval of the Board of Directors.  The Plan will remain in effect until superseded, changed, or terminated by the Company.  The Plan only may be superseded, changed, or terminated by written approval of the Board of Directors.

3.	Qualification of Participation. In order to be eligible to participate in the Plan:
A.	The individual must be a regular full-time employee of the Company.
B.	The employee must be the Vice President, Worldwide Sales.
C.
The participating employee (“Sales Personnel”) must acknowledge that he or she has received a copy of this Plan; has read, understands and accepts its terms; understands his or her Assignment; and understands that his or her quota, bonus, and commissions are subject to the terms of this Plan.

4.	Assignments and Quotas.

An Assignment and Quota will involve a combination of revenue/bookings quota, and commission schedule as outlined in the Quota Assignment and Commission Factor term sheet for Sales Personnel attached hereto (hereinafter, "Assignment" or “Quota” as applicable) and will be effective on November 1, 2007.  All Assignments will be in writing only and Quota performance will be calculated on a fiscal year to date (“YTD”) basis.

The Board of Directors reserves the right in its sole discretion to review and revise any of the terms of the Quota (i.e., geographic territory, quota and commission schedule) in any manner at any time.

5.	Qualifying Orders/Earning of Commissions.

Any complete order accepted by the Company for licenses, first year maintenance and support will qualify for commissions or quota achievement, according to this Plan, provided all other conditions of this Plan are met, including Sections 5(B) through 5(E) below.  Nothing in this Plan will be construed to oblige the Company to accept any particular order it chooses not to accept. Commissions are considered earned (in accordance with the terms of this Plan) upon achievement of all of the following conditions:

A.	Licenses for Available Products

For licenses of products and first year maintenance and support that are available at the time the license agreement is signed, the following must be provided to Chordiant Contracts Administration to qualify for Quota credit and commissions:

(1)           a validly signed and approved software license with associated order forms and support and maintenance terms;

(2)           delivery of the licensed software to the customer and a written acknowledgement of receipt of such software from the customer;

(3)           a customer purchase order for the amount of the order if required by the Customer.

For orders that qualify as provided above, fifty percent (50%) of the Quota credit and commission shall be deemed earned at the time of booking of the order.
The other fifty percent (50%) of such Quota credit and commission of orders under this Section 6(A) shall be deemed earned upon actual payment by the customer.

B.	Compliance with all Company guidelines.

Any contract signed or order taken in violation of Company guidelines, including the Revenue Recognition Policy will not qualify for Quota credit or commission payment.

C.	Services

For any order(s) which include a Services component (support, maintenance and/or consulting), containing any significant discount, credits or financial concessions, such orders Quota credit and resulting commission will be subject to reduction by the amount of “carve-out” from license fees under GAAP and Chordiant accounting policies.  Any quota or commission credit will be reduced relative to the carve-out.  Notwithstanding any other provision of this plan, if any order contains a component of consulting services where a specific result or deliverable as a result of such services is promised for a fixed price, then (i) no quota credit will be given or commission paid until such result or deliverable is completed and delivered to the Customers and the customer has paid for the related services and (ii) to the extent that the cost to Chordiant of providing such deliverable or result is greater than the amount paid by the customer for the related services, then the Quota credit and booking on which commission is payable for such order will be reduced by the difference between such cost and the amount paid by the customer for the services.

D.	Third-Party Fees

Any order(s) which includes a third-party referral fee payment or charge are also subject to “carve-out” from gross license fee of the order conforming with GAAP and Chordiant accounting policies.  Any Quota credit and commission will be reduced relative to the carve-out amount.

E Verification/Certification.

Sales Personnel agree that they will sign each quarter and additionally upon the request of the Company, a Company form certification statement representing and attesting to, at a minimum the following statements: (a) the fact that there are no “side letters,” or other written or oral agreement(s) or understanding(s), express or implied, that a customer or partner is entitled to or may receive any credits, rights or return of product, free services; and/or (b) any other concessions and conditions or terms outside the express written terms of the license/support agreement.

F. Salesforce.com

Sales Personnel further agree that they will use Salesforce.com to track all opportunities.  Orders will not be considered qualified for quota or commission purposes if they are not input into Salesforce.com in advance of Chordiant receiving the order or contract from the customer.

G. Revenue Confirmation Letters

Sales Personnel agree to assist in the quarterly process of obtaining the necessary Revenue Confirmation Letter responses from their customers.  Commissions will be deemed earned based on the previous sections, however commission payments may be withheld if the Sales Personnel is found to be non-responsive in assisting with obtaining the aforementioned letters.

*           *           *
Any exception to conditions 5(A) through 6(G) must be submitted in writing and must receive approval by the Board of Directors prior to Chordiant accepting an order or other customer contract.

“Enterprise License” or non-standard License Transaction – The Company recognizes that certain customer orders may not meet all conditions per the definition of a qualifying order in Sections 5(A) – (F) above; however, it may otherwise still be beneficial to accept such orders.  For such orders to be accepted and qualify for commissions and/or quota credit according to this Plan at a minimum the following conditions must be met:

1.  All conditions of Section 5 (A) and 5 (F) of this Plan,
2.  Approval of the License Transaction by the Compensation Committee.

6.	Non-Qualifying Orders.

Although Sales Personnel may be assigned responsibilities involving sales of the nature described in subparagraphs A through E below, these sales will not qualify for commissions or Quota under this Plan:

A.	Orders canceled within the “acceptance period” or subject to a cancellation clause.
B.	Customer credits, repair charges and charges under warranty programs.
C.	Installation/De-installation charges that are not part of a service contract.
D.	Upgrades, Updates or reconfigurations initiated by the Company.
E.	Orders / Sales not accepted by the Company.
F.	Any license agreement where there exists return rights or the provision for forfeiture of monies paid under the contract.
G.  License or Maintenance Agreements or Order forms containing a non-standard term that prevents revenue from being recognized in accordance with Generally Accepted Accounting Principles (GAAP) and Chordiant Revenue Recognition policy.

7.	Orders.

Orders will be documented by a written contract and written acceptance of the order by the Company.  The Company reserves the right to refuse any order or contract that does not comply with local, state or federal laws, does not meet credit standards or for other reasons deemed unauthorized by the CEO or Chief Financial Officer.

8.	Commission disputes will be decided by the Compensation Committee.
Quota credit and commission issues will be brought to the Compensation Committee of the Board of Directors, in writing for resolution.  The Compensation Committee decision will be final and binding.  All other oral or written statements regarding quota credit and commission issues which have not been pre-approved by the Compensation Committee are invalid and without effect.

9.	Commission Payment, Credit and Payment of Commission.
All earned commissions are paid on a monthly basis on the second regular payroll distribution in the first month following the applicable month.  All orders will be credited toward the retirement of Assignment/Quota in the month in which the order is accepted by the Company.  The timing of commission payment is subject to change.

The commissionable amount for each order is the “net” amount due from the customer for the applicable license and/or service order.  The net amount due is the amount after application of any sales discounts granted to customer and other reductions to revenue and does not include any taxes, returns and allowances (including any credit for prior or terminated license sales), freight or shipping, or any other similar items (i.e., travel and entertainment expenses for service orders). In those circumstances where a referral, third party product resell/pass through royalty, or similar fees are paid to a partner, the “net” amount is considered to be amount due from the customer less the amount due for the referral, third party product/resell/pass through royalty, or similar fees after application of any sales discounts granted to customer.

Each Sales Personnel’s Quota is divided into Quota performance tiers with each tier containing an associated commission rate.  Commissions are calculated starting with the lowest tier first. Sales Personnel must attain 100% of their performance in the tier before moving to the next accelerated commission rate in the next tier.  Each tier must be completed before progressing on to the next tier.

10.	Adjustments to Commissions and Commission Recovery.
Commissions will be reduced to reflect any customer cancellation, credits, returned products, non-payment of invoices or carve outs.  Cancellations will be charged against commissions and Quota for the month in which the order was originally invoiced.  For accounts receivable with open invoices exceeding the terms of the contract, the commissions and Quota associated with such invoices are recoverable by the Company (at the sole discretion of the Company) from current and subsequent commission payments.  Any commission recovery that causes a negative compensation balance is considered a recoverable advance against compensation.  No other commissions will be paid to Sales Personnel until the negative balance has been offset in full with earned commissions.

11.           Ethical and Legal Standards.

It is the policy of the Company to act in accordance with the Company’s Code of Ethics, which complies with the anti-trust and trade regulation laws (including the Foreign Corrupt Practices Act) applicable to its operations.  There are no exceptions to this policy, and it will not be qualified or compromised by anyone acting for, or on behalf of, the Company.

Sales Personnel will not enter into any agreement, plan, or understanding, expressed or implied, formal or informal, with any competitor with regard to prices, terms or conditions of sales, distribution, territories or customers, nor exchange or discuss in any manner with a competitor, prices, terms or conditions of sale, nor engage in any other conduct which violates any anti-trust laws or ethical and legal business standards.

Sales Personnel will not engage in any conduct, activity, or relationship which would conflict with their duties and obligations to the Company.  Sales Personnel will not work for any other employer while employed by the Company, with the exception of military reserve or jury service obligations.

Sales Personnel will not pay, offer to pay, assign or give any part of his or her commissions, compensation or any other money to any agent, customer, supplier or representative of any customer or supplier, or to any other person as an inducement or reward for assistance in making a sale.

Gifts or entertainment above a nominal value will not be given to customers, agents or representatives; or accepted from customers, vendors, or agents.

Any infraction of this policy, or of recognized ethical business standards, will subject Sales Personnel to termination of employment and revocation of any commissions under this Plan to which the Sales Personnel would otherwise be entitled.

12.           Plan Interpretation.
Interpretation and administration of the Plan will be decided by the Compensation Committee of the Board of Directors.

13.           Agreement with Program.

By signing below, Sales Personnel acknowledges that he/she has read and understood this Sales Compensation Plan; agrees to its terms and conditions (including the sales Quota); and understands and agrees that nothing in this Plan otherwise alters the at-will nature of his/her employment relationship with the Company, which can be terminated by Sales Personnel or the Company at any time, with or without cause, and with or without advance notice.

This agreement is effective as of November 1, 2007.

/s/ David Cunningham
Sales Personnel

/s/ Steven R. Springsteel
Chief Executive Officer

/s/ Kelly Hicks October 30, 2007	/s/ Peter S. Norman October 30, 2007
Director of World Wide Field Operations	Chief Financial Officer